Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

[SAIC Letterhead]

Date:	August 28, 2006
To:	SAIC Employees and Stockholders
From:	Ken Dahlberg
Subject:	Postponement of Special Stockholders Meeting

I am disappointed to report to you that our special stockholders’ meeting scheduled for tomorrow, August 29th, will be postponed to Wednesday, September 27th. We need to hold a brief stockholders’ meeting on August 29th merely for the purpose of adjourning the meeting until September 27th.

The delay is unavoidable and necessary to provide you with time to understand the implications of the recently adopted Pension Protection Act of 2006 on the Company and its retirement plans and to make an informed decision on the proposals required to complete the IPO. On August 17th, the President signed into law the Pension Protection Act of 2006, which implemented a comprehensive reform of existing retirement plan law. Among other things, this 900 page legislation provides participants with rights to diversify or sell company stock in retirement plans. We will provide you with supplemental materials addressing the Pension Protection Act, its impact on our business and retirement plans and our approach for compliance.

Given the importance of the merger transaction and IPO, I wanted our employees and stockholders to be completely informed about this new law and its impact before proceeding with the special stockholders’ meeting and IPO schedule. In addition to receiving information about the Pension Protection Act, we will post additional information in Question and Answer format to inform you about the voting process for the September 27th meeting – if you have voted and do not want to change your vote, you will not be required to do anything more; if you voted and want to change your vote, you can do so and we will outline the procedures to be used.

Although I am disappointed with the delay, it is the right thing to do so that employees and stockholders are completely informed before we move forward with our plans to complete the IPO.

/s/ Ken Dahlberg

Ken Dahlberg

Chairman and Chief Executive Officer

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.